

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 8, 2008

via U.S. mail

Recon Technology, Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re: Recon Technology, Ltd.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2008**
> **File No. 333-152964**

To Whom It May Concern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   We note that, as indicated by footnotes 3 and 5 to the registration fee table, you are attempting to register the resale of the ordinary shares underlying the Placement Agent's warrants that are being registered. Please be advised that we allow the registration for resale of underlying securities only if the overlying securities are currently outstanding. Because the warrants are not yet outstanding, you cannot register the resale of the underlying ordinary shares at this time. Please note, however, that where securities exercisable within one year are issued in a registered offering, the offering of the underlying securities is deemed to commence simultaneously with the offering of the overlying securities. As such, you will need to register the issuance of the ordinary shares underlying the warrants to the Placement Agent. Please revise the fee table and all other related disclosure in the filing accordingly.

3.   We note your disclosure at page ii that the terms "we," "our company," "our" and "Recon" include reference, unless the context otherwise requires, to Beijing BHD Petroleum Technology Co., Ltd., Nanjing Recon Technology Co., Ltd. and Jining ENI Energy Technology Co., Ltd. (the "Domestic Companies.") It would appear that your use of such terms to reference companies that are not your subsidiaries may be confusing to investors and therefore inappropriate in certain places in your filing. For example, in the risk factor "As a technology-oriented business, our ability to operate profitably…" at page 2, you state that the Chinese government has granted "us" three copyrights on "our" software and six patents on "our" products. It is not clear whether such rights have been granted to the registrant or its subsidiaries, or to the Domestic Companies. Please distinguish in this section and throughout your filing disclosure that relates to (i) the registrant and its subsidiaries, and (ii) the Domestic Companies.

4.   In order to expedite our review of your next amendment, please fill in blanks, such as those related to the number of securities to be offered pursuant to the prospectus, and the beneficial ownership of your shares. As another example, in the next amendment, please disclose on the cover page of the preliminary prospectus an offering price or, if you intend to rely on Rule 430A, a bona fide price range of the offered securities.

5.   Please revise the page numbers in your filing, as the pages are not numbered consistently.

6.   If the anticipated filing of the amended registration statement falls after 45 days but before 90 days of the end of the Company's fiscal year, please follow the

guidance provided by Rule 8-08 in determining whether updated audited financial statements are required. Should the Company conclude that updated audited financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met.

7.   Please file as exhibits to your filing all material contracts. For example, please file your agreement with your placement agent, your agreements with your major customers, your employment agreements with your executive officers, the lock-up agreements and the agreements by which related parties have made loan payments on your behalf.

8.   You state on the cover page of the prospectus that you have applied for approval for quotation on the NASDAQ Capital Market. In light of this, please explain your references on pages 60 and 63 to the New York Stock Exchange.

Prospectus Summary, page 2

Our Company, page 2

9.   Please define the acronym "SCADA" the first time it is used.

Our Corporate Structure, page 2

10.   Please disclose in this section the reason for your corporate structure, as described in Note 1 to your financial statements.

11.   Disclose in this section that your three major shareholders, Mr. Yin Shenping, Mr. Li Hongqi and Mr. Chen Guangqiang, are also officers and directors of your company and disclose their positions. In this regard, please clarify in the risk factor on page 6 entitled "The principal shareholders of the Domestic Companies have potential conflicts of interest with us, which may adversely affect our business" whether or not these three persons are also principal shareholders in you as well as in the Domestic Companies.

Risk Factors, page 2

12.   Please delete any language that serves to mitigate or qualify the risk that you are highlighting. For example, please revise the statement that begins with the phrase "although…." in the risk factor captioned "Our software products may contain integration challenges…." at page 3, and the statement that begins "As we believe that there are a number of widely available middleware programs available…" in the risk factor captioned "As a technology-oriented business, our ability to operate properly…." at page 2.

13. Because they appear to present similar risks, please combine the risk factors set forth under the following headings:

- "If we are unable to adequately protect our rights to our intellectual property…," at page 2, with "As a technology-oriented business, our ability to operate profitably…," at page 2; and

- "PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…," at page 5, with "If the PRC government determines that the contractual arrangements…," at page 5.

14. Please add a risk factor regarding the high seasonality of your revenue stream, as discussed on page 35, or tell us why such a risk factor is not needed.

15. Please add a risk factor regarding your and your customers' dependence on third party software, as discussed on page 42, or tell us why such a risk factor is not needed.

16. You state at page 42 that your standard software license agreements contain an infringement indemnity clause under which you agree to indemnify your customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by your products. Please add related risk factor disclosure, or tell us why such a risk factor is not needed.

Risks Related to Our Corporate Structure, page 5

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain…, page 5

17. We note your disclosure that you, Recon Technology Co., Limited and Recon Technology (Jining) Co., Ltd. ("Recon-JN") are subject to PRC law limitations on foreign ownership of domestic companies. Please expand your risk factor to describe such limitations.

Our contractual arrangements with the Domestic Companies may result in adverse tax consequences to us…, page 6

18. We note your disclosure that the PRC tax authorities could request that you adjust your taxable income upward for PRC tax purposes. To the extent known, or readily determinable, please quantify the extent of such potential upward adjustment.

The principal shareholders of the Domestic Companies have potential conflicts of
interest…, page 6

19.   We note your reference to potential conflicts of interest for your officers. Please
       expand your disclosure to provide examples of material potential conflicts.

Risks Related to Doing Business in China, page 7

Restrictions on currency exchange may limit our ability to receive and use our revenues
effectively, page 8

20.   We note your disclosure that restrictions on foreign currency exchange could
       affect Recon-JN's ability to obtain foreign exchange through debt or equity
       financing. If applicable, please disclose how such restrictions could limit the use
       of funds to be raised in this offering.

Recent PRC regulations relating to the establishment of offshore special purpose
vehicles…, page 8

21.   Please tailor this risk to your company. For example, it appears that references to
       your "parent company" or your "PRC subsidiaries" do not reflect your
       organizational structure.

If our financial condition deteriorates, we may be delisted by the NASDAQ Capital
Market…, page 11

22.   Given the uncertainty related to whether your listing application will be accepted,
       please remove any suggestion in your filing that you will be listed on the
       NASDAQ. For example, it appears to be more accurate to make reference instead
       to your application to list on NASDAQ. In addition, please update this risk factor
       caption to reflect the risk that your listing application may not be approved.

23.   We note your disclosure that you have relied on an exemption to the blue sky
       registration requirements afforded to "covered securities" and that failure to meet
       the NASDAQ listing standards would require you to register the offering in each
       state in which you plan to sell shares. Please revise your disclosure to clarify
       when you have relied on the covered securities exemption, and which offering
       you would otherwise need to register. If you intend to rely on the covered
       securities exemption in connection with this offering, please advise how you
       would do so, given that you do not anticipate meeting the NASDAQ listing
       requirements until after you have completed this offering.

Risks Associated With This Offering, page 10

We have not determined a specific use for a significant portion of the proceeds from this offering…, page 13

24.   You state that you have not determined a specific use for a significant portion of the proceeds from the offering. This does not appear to be consistent with the disclosure regarding use of proceeds that you will provide at page 18. Please advise.

Our Corporate Structure, page 15

Corporate History, page 15

25.   We note your disclosure regarding the opinion of Jingtian & Gongcheng. Please file as an exhibit to your filing the consent of such firm to such disclosure in your filing.

Contractual Arrangements with Domestic Companies and their Shareholders, page 17

26.   Your discussion of the Exclusive Purchase Agreement states that the agreement "…provides that Recon-JN will be entitled to require the Domestic Company's shares from its current shareholders upon certain terms and conditions." Please clarify whether you intended to use the word *acquire* rather than *require* in this sentence; and disclose the terms and conditions under which such shares would be conveyed (e.g. the call option price should be specified, along with the manner by which it was determined and a description of any contingencies that could terminate or render the option inoperable).

27.   Please expand your disclosure about the Exclusive Technology Consultation Service Agreement to indicate the frequency of the periodic payments to Recon-JN, and to describe any restrictions or limitations on upstream payments of these profits from Recon-JN to Recon-CI.

28.   Please describe in this section the material terms of the powers of attorney executed by certain shareholders of the Domestic Companies.

Dividend Policy, page 19

29.   Please disclose in this section, as you disclosed on pages 33-34, that your ability to pay dividends is dependent upon dividends and other distributions paid, and that Chinese legal restrictions permit payment of dividends to you by your Chinese subsidiary only out of its accumulated net profit, if any, determined in accordance with Chinese accounting standards and regulations.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Relevant Industry-Wide Factors, page 29

30.   You state that the PRC has recently made changes to its central government
        structure, and that your management "sees this move as a signal that the PRC
        government may encourage traditional excavation businesses of non-renewable
        resources to focus more heavily on automatic systems and economic equipment."
        Please expand your disclosure to describe the relevant changes to the PRC central
        government structure, and to provide support for management's belief that such
        changes provide such a signal from the PRC government.

Results of Operations, page 30

31.   We note that your discussions on changes in revenues for both the year ended
        June 30, 2007 vs. the year ended June 30, 2006, and the nine month period ended
        March 31, 2008 vs. the nine month period ended March 31, 2007, do not describe
        or quantify the specific drivers underlying the fluctuations between periods
        necessary to provide an understanding of the reasons for material increases. The
        analysis is limited to a statement indicating that the increase in revenues was
        generally attributable to your "growing relationships" and "business
        engagements" with CNPC and Sinopec.

        Although you describe various principal products and services in the Overview
        section on page 25, we see no discussion about the composition of sales relative
        to these components, or any specific information about volumes or prices. We
        also note that you identify various factors that affect your operations and the
        industry on pages 26, 27, and 29. However, we see no discussion under this
        heading of any factors associated with these items showing any correlation with
        the changes in revenues or costs.

        In order to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to
        paragraph 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4, please
        expand your discussion to include the specific reasons and factors contributing to
        these material changes in revenues. If attributing changes to specific items,
        disaggregate amounts in each period and quantify their separate impacts.

32.   We note that in your discussion of changes in revenue for the nine month period
        ended March 31, 2008 vs. the nine month period ended March 31, 2007, you state
        that all of your revenue in the first quarter of 2008 was from unrelated parties.
        Tell us the extent to which revenues in the cumulative interim period, including
        the second and third quarter of 2008, were from related parties, and explain why
        these amounts are not presented separately on the face of your financial

statements, or disclosed with the related party information in Note 12 on page F-17, per Rule 4-08(k) of Regulation S-X.

Nine Month Period Ended March 31, 2008 Compared to Nine Month Period Ended March 31, 2007, page 30

33.   We note your disclosure that you believe "that the contracts will be fulfilled" and that your clients have never failed "to finalize and fulfill contracts" with you. Please expand your disclosure to describe your intended meaning with respect to the terms "finalize" and "fulfill" in this context.

34.   You state that you cost of revenues increased largely due to rising prices of raw materials. Please specify what types of raw materials you require in your business.

Year Ended June 30, 2007 Compared to Year Ended June 30, 2006, page 31

35.   We note your disclosure that your increase in total revenues in this period resulted directly "from [your] growing relationships with CNPC and Sinopec." Please expand your disclosure to describe the practical effect of such growing relationships. For example, if such growing relationships have led to increased use of your products by these companies, or to higher prices for use of such products, please so state.

Results of Operations, page 32

36.   Your discussion of income tax expense indicates that Nanjin Recon receives a reduced income tax rate of 15% as well as a 50% exemption from income tax for the years 2005 through 2007 based on its location and certification by the PRC tax authorities as a High Technology Enterprise. Please include disclosure that is responsive to the guidance in Item 303(a)(3)(ii) and Instruction 3 to paragraph 303(a) of Regulation S-K, and FRC §501.12.b.3, clarifying your expectations about the periods over which you may continue to receive the reduced income tax rate, the magnitude of reasonably possible future changes in this preferential treatment, and the reasonably possible impact these changes may have on future results of operations.

Liquidity and Capital Resources, pages 33 – 35

37.   Please expand your discussion to identify the significant drivers underlying the movements in cash flows and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows in order to comply with Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC §§501.13.b.3.

Quantitative and Qualitative Disclosures about Market Risk, page 35

38.   We note your statement that you use U.S. dollars as your reporting currency, and your related disclosure regarding your foreign exchange risk. However, it appears that you do not use U.S. dollars as your reporting currency. Please advise or revise.

Business, page 38

39.   If material, please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

40.   Please provide independent support for your statement at page 38 that you are a "leading provider" of computer software and hardware solutions to companies in the petroleum mining and extraction industry and for your statement at page 40 that you are "one of the leading Chinese companies in the field."

Our Strengths, page 40

41.   We note your disclosure that as a Chinese company you can operate your business on a much more cost effective basis. Please explain why your status as a Chinese company enables you to do so. Explain who your competitors are in this context.

Proprietary Rights, page 42

42.   We note your disclosure at page 42 that you may be more vulnerable to patent claims since you do not have any issued patents that you can assert defensively against a patent infringement claim. This does not appear to be consistent with your disclosure at page 2 that the Chinese government has issued six patents to you. Please advise.

43.   We note your disclosure at pages 43 through 44 of your filing regarding the regulation of software products, the regulation of intellectual property rights, and the regulations on foreign exchange. In each case, please clarify how such regulations affect your company and your business.

Management, page 46

44.   Please disclose the principal business of each of NRT and the Vigers Group. In addition, please provide information regarding the business experience of each officer and director for the past five years, without gaps. See Item 401(e) of Regulation S-K. For example, there appear to be gaps in the disclosure provided regarding the business experience of Nelson N.S. Wong and Liao Xiaorong.

45.   Please identify Mr. Laing's employer. See Item 401(e) of Regulation S-K.

Executive Compensation, page 47

46.   You make reference at page 6 to your employment agreements with your
        executive officers. Please disclose the material terms of each named executive
        officer's employment agreement as narrative to your summary compensation
        table. See Item 402(o)(1) of Regulation S-K.

Board of Directors and Board Committees, page 47

47.   Please provide the information required by Item 407(a) of Regulation S-K.

Board of Directors Observers, page 48

48.   Please explain how your placement agent's observers may "significantly
        influence" the outcome of matters submitted to the Board of Directors for
        approval, notwithstanding that they will not be able to vote. Include a similar
        explanation in the risk factor on page 13.

Principal Shareholders, page 50

49.   You state in the narrative to your beneficial ownership table that the table sets
        forth information with respect to beneficial ownership of your shares by each
        person known by you to beneficially own five percent or more of your ordinary
        shares, and all of your executive officers and directors individually or as a group.
        Please revise to include disclosure with respect to your executive officers and
        directors as a group, and confirm for us whether the three persons currently
        identified in the table are the only officers and directors that beneficially own
        your ordinary shares.

Related Party Transactions, page 51

50.   Please name in each instance the companies under common ownership disclosed
        in this section.

Description of Share Capital, page 52

51.   Please eliminate any suggestion that the summary description of your capital
        stock is not complete and that the summary "is qualified in its entirety" by
        reference to your Memorandum and Articles of Association. The information you
        provide in the prospectus must be materially complete and the words "in its
        entirety" suggest that the prospectus summary may not be materially complete.
        Please revise accordingly.

Shares Eligible for Future Sale, page 57

52.   Please provide the information required by Item 201(b) of Regulation S-K with
       respect to the approximate number of holders of your common stock as of the
       latest practicable date.

Legal Matters, page 66

53.   Please advise us regarding the "certain matters related to the offering relating to
       U.S. law" that will be passed on by Kaufman & Canoles, P.C.

Where You Can Find More Information, page 66

54.   Because you do not yet file periodic reports, please remove your statements that
       you file such reports.

Indemnification of Directors and Officers, page II-1

55.   Because your company is organized in the Cayman Islands, which is part of the
       British West Indies (which are comprised of the Cayman Islands and the British
       Virgin Islands), it is not clear why you make reference to the law of the British
       Virgin Islands. Please advise or revise.

Undertakings, page II-3

56.   Please provide the undertaking required by Item 512(a)(1)(iii) of Regulation S-K.

Financial Statements

Note 1 – Organization and Basis of Presentation, page F-9

57.   We note that you have identified the "Domestic Companies" as variable interest
       entities and Recon-CI as the primary beneficiary. Accordingly, you have
       included the Domestic Companies in your consolidated financial statements.
       Please submit the analysis that you performed in reaching these conclusions, and
       address the following points. Please be sure to identify the specific provisions
       within the agreements that support your conclusions.

       (a)   Tell us of any regulations imposed or entitlements held by governing
              authorities that may inhibit your ability to exercise effective control of the
              Domestic Companies, not withstanding your contractual agreements.

       (b)   Indicate whether the Domestic Companies fall under one or more of the
              conditions outlined in paragraph 4(h) of FIN46(R).

(c)   Provide specific details about your obligation to absorb the majority of losses and your right to receive the majority of the expected residual benefits of the Domestic Companies, with reference to the specific sections of the agreements governing these obligations and rights.

(d)   Please describe the amount and form of any consideration negotiated in conjunction with the contractual arrangements between Recon-JN and the Domestic Companies.

(e)   It appears you have accounted for this transaction under the premise of entities under common control as described in paragraph 19 of FIN46(R). Please submit further details about the ownership of the Domestic Companies prior to entering into the contractual arrangements which established Recon CI as the primary beneficiary. It should be clear how your conclusions are consistent with the guidance of EITF 02-5, for identifying entities that are under common control.

(f)   Tell us whether the Domestic Companies are self supporting businesses. Please explain the basis for your view with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN46(R), and indicate the extent and conditions under which its shareholders intend to invest additional capital in the Domestic Companies.

(g)   Please tell us whether you can sell your rights in the agreements with the Domestic Companies to others, including unrelated parties, without prior approval from the Domestic Companies or other parties; and if not, explain the process of identifying Recon-CI as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d) and 17 of FIN46(R).

(h)   We note that Recon-JN has an exclusive purchase agreement with the shareholders of the Domestic Companies to acquire a portion or all of the equity interests in the Domestic Companies. Please tell us how the acquisition price would be determined and how it would compare to both the fair value and book value of the shares at the date of the agreement. Please also tell us whether Recon-JN actually intends to purchase the Domestic Companies, if permitted by Chinese law.

(i)   With regard to your statement that Recon-JN conducts its business through entities "…that are consolidated either through common control or as variable interest entities…," identify the periods for which your financial statements should be labeled as *combined*, rather than or in addition to *consolidated*, using the terminology in paragraph 22 of ARB 51.

58.   Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Recon-JN and the Domestic Companies.

59.   We note your disclosure indicating that your consolidated assets do not include any collateral for the obligations of the VIEs. Please describe the collateral which secures such obligations and identify the parties having ownership of the collateral. Tell us how this arrangement was considered in your FIN46(R) evaluation of the VIEs.

Note 2 – Significant Accounting Policies, page F-10

60.   We note that you present your financial statements in Chinese Yuan and include a convenience translation into US Dollars (USD) for both the most recent annual and interim periods. However, we note that the annual and interim balances are being translated using different exchange rates for each of the respective periods. Under Rule 3-20(b) of Regulation S-X, a single exchange rate should be used to translate the most recent fiscal year and any subsequent interim period presented, which should be the exchange rate as of the most recent balance sheet date, unless the rate as of the most recent practicable date is materially different.

Note 2 – Significant Accounting Policies, page F-11

61.   Your policy note related to inventory does not disclose the method used to determine the cost of inventory (e.g. LIFO, FIFO, weighted average cost). Please disclose the method used to determine the cost of inventory to comply with the disclosure provisions of ARB 43, Ch. 3A, paragraph 9.

Note 2 – Significant Accounting Policies, page F-12

62.   We note your disclosure under this heading and on page 32, indicating you have not determined the impact of adoption of Financial Interpretation No. 48 (FIN48). Based on the effective date and transition provisions of FIN48, it appears this guidance was effective for you beginning on July 1, 2007.

Note 6 – Shareholder's Equity (Deficit), page F-14

63.   We note your disclosure explaining that upon incorporation of Recon-CI on August 21, 2007, 50,000 ordinary shares were issued to the Principal Shareholders, and that the 50,000 shares were allocated to previous capital contributions by the Principal Shareholders. Please clarify your disclosure to describe the basis of allocation and any assumptions built into the determination of your allocation of share amounts.

64.   We see that in the Statement of Shareholder's Equity for the nine month period ended March 31, 2008, you have reported a capital contribution made by the principal shareholders of $8.3M. Please explain why no additional equity instruments were issued in exchange for this contribution or associated with this transaction in allocating the 50,000 shares issued on August 21, 2007. Additionally, please provide further disclosure regarding the significant terms related to this capital infusion and the circumstances that led to this infusion of cash by the Principal Shareholders.

Note 8 – Notes Payable, page F-16

65.   We noted that each of the annual tables presented in Note 8 reflect dates of December 31. Please amend your tables to reflect appropriate year-end dates consistent with the balance sheets presented, using June 30.

Note 13 – Subsequent events, page F-17 and page 37

66.   We noted that your subsequent events footnote indicates that one of the Domestic Companies, Beijing BHD Petroleum Technology Co., has disposed of a 70% owned subsidiary in June 2008. Tell us the significance of this subsidiary and the reasons you have not identified the operations in your disclosures and presentation as discontinued operations under the provisions of SFAS 144.

Exhibits and Financial Statement Schedules

67.   We have observed that some companies with operations in China have restrictions on the distributions of funds outside the country, and see that you have disclosure indicating you may be subject to similar restrictions. Please evaluate the extent to which your assets in China are restricted, as it relates to the possible need to present separate financial information of the parent-only entity, following the guidance in paragraph 24 of ARB 51, and FRC §213.02. Please advise us of your conclusions and rationale for inclusion or exclusion of parent only financial information.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Arakawa
       K. Hiller
       L. Nicholson

       via facsimile

       Bradley Haneberg, Esq.
       (804) 771-5777